Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MULLEN AUTOMOTIVE INC.

(a Delaware corporation)

MULLEN AUTOMOTIVE INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is Mullen Automotive Inc. The original Certificate of Incorporation of the Corporation was filed on October 2, 2012. The Second Amended and Restated Certificate of Incorporation of the Corporation was filed on November 5, 2021 and amended on March 8, 2022, July 26, 2022 and January 30, 2023 (collectively, the “Current Certificate”).

SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the “DGCL”) the Board of Directors of the Corporation has duly adopted, and the outstanding stock entitled to vote thereon, have approved the amendments to the Current Certificate set forth in this Certificate of Amendment.

THIRD: Pursuant to Section 242 of the DGCL, the Section A of Article III of the Current Certificate is hereby amended and restated as follows:

A. Classes of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is Five Billion Five Hundred Million (5,500,000,000). The total number of shares of common stock authorized to be issued is Five Billion (5,000,000,000), par value $0.001 per share (the “Common Stock”). The total number of shares of preferred stock authorized to be issued is Five Hundred Million (500,000,000), par value $0.001 per share (the “Preferred Stock”), of which Two Hundred Thousand (200,000) shares are designated as “Series A Preferred Stock”, Twelve Million (12,000,000) shares are designated as “Series B Preferred Stock”, Forty Million (40,000,000) shares are designated as “Series C Preferred Stock”, and Four Hundred Thirty-Seven Million Five Hundred Thousand One (437,500,001) shares are designated as “Series D Preferred Stock.” Effective at 12:01 a.m. Eastern Standard Time on May 4, 2023, every twenty-five (25) outstanding shares of Common Stock of the Corporation will be combined into and automatically become one (1) outstanding share of Common Stock of the Corporation (the “Reverse Stock Split”) and the authorized shares of the Corporation shall remain as set forth in this Certificate of Incorporation. No fractional shares shall be issued in connection with the Reverse Stock Split; all shares of Common Stock that are held by a stockholder will be aggregated subsequent to the Reverse Stock Split and each fractional share resulting from such aggregation held by a stockholder will be rounded up to the next whole share.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 3rd day of May, 2023, and the foregoing facts stated herein are true and correct.

By:	/s/ David Michery
Name:	David Michery
Title:	Chief Executive Officer, President and Chairman of the Board